THE COMMUNITY REINVESTMENT ACT QUALIFIED INVESTMENT FUND
                                 ("REGISTRANT")
                               FILE NO. 811-09221
                 FOR THE ANNUAL PERIOD ENDED NOVEMBER 30, 2000

EXHIBIT INDEX
-------------

Sub-Item 77C.  Submission of matters to a vote of security holders.

--------------------------------------------------------------------------------

Sub-Item 77C: At a Special Meeting of Shareholders of the Registrant held on October 2, 2000, shareholders of the Registrant approved a sub-advisory agreement between CRAFund Advisors, Inc. and UBAN Associates, Inc. ("UBAN") with respect to the Registrant. As of the date of this report, UBAN has begun to serve as sub-adviser to the Fund.

     The results of the shareholder vote were as follows:

     FOR            AGAINST        ABSTAIN
     ---            -------        -------
     887,151.010    0              0